Filed Pursuant to Rule 424(b)(3)
Registration No. 333-123612

Prospectus Supplement
To Prospectus Dated April 8, 2005

CAMDEN PROPERTY TRUST

1,692,070 Common Shares of Beneficial Interest

This prospectus supplement updates the prospectus of Camden Property Trust, dated April 8, 2005, relating to the potential sale from time to time of up to 1,692,070 common shares of beneficial interest by the selling shareholders of the limited partnership interest in Camden Summit Partnership, L.P., formerly known as Summit Properties Partnership, L.P., as identified in this prospectus supplement.
The following table sets forth the number of units held by the selling shareholders as of August 5, 2016, and the maximum number of common shares that may be sold by the selling shareholders. The amounts set forth below are based on information provided to us by the selling shareholders, or on our records, and are accurate to the best of our knowledge. Since April 8, 2005, 609,597 units have been exchanged. Each unit may be exchanged for one common share, subject to adjustment. In lieu of issuing common shares upon the exchange of the units, we may, at our option, issue cash in an amount equal to the market value of an equivalent number of common shares.

Selling Shareholder	Number of Units Held	Maximum Number of Common Shares to be Sold
Bissell Ballantyne, LLC	30,331	30,331
Eugene E. Brucker	1,070	1,070
Robert W. Donaldson, Jr.	2,016	2,016
B. D. Farmer, III	2,563	2,563
John G. Golding	3,191	3,191
Frances J. Intagliata	1,070	1,070
Donald H. Jones	3,191	3,191
Keith H. Kuhlman Revocable Trust of 1992 (1)	100,000	100,000
Duncan A. Killen	2,141	2,141
Richard E. Killough	3,191	3,191
Roger M. Lewis	1,682	1,682
Michael G. Malone Revocable Trust dated February 16, 2012	1,634	1,634
William B. McGuire, Jr.	354,803	354,803
McGuire Family DE 2012 LP (2)	60,000	60,000
Mark L. Messerly	1,899	1,899
Roy H. Michaux, Jr.	807	807
Jack R. Miller	1,900	1,900
Kenneth M. Murphy	2,141	2,141
Bailey Patrick, Jr.	1,613	1,613
William F. Paulsen	355,115	355,115
Roberta K. Symonds Trust	2,141	2,141
Emily Tacony Revocable Living Trust	2,141	2,141
David F. Tufaro (3)	138,011	138,011
W.A. & C. D. Frank Living Trust	2,141	2,141

Selling Shareholder	Number of Units Held	Maximum Number of Common Shares to be Sold
Owen H. Whitfield Trust	3,191	3,191
Gerald S. Workman	2,016	2,016
Stephen C. Wylie	879	879
Bernard A. Zimmer Revocable Trust	1,595	1,595
Total	1,082,473	1,082,473

(1)
Pursuant to a Loan Agreement (the “GulfShore Bank Agreement”) between such holder and GulfShore Bank , all of the common shares that may be sold by such holder under this prospectus have been pledged by such holder to GulfShore Bank as security for a loan or other extension of credit to such holder. Upon a default under the GulfShore Agreement with such holder, GulfShore Bank, and/or one or more of its affiliates, may be a selling shareholder hereunder and may sell the applicable common shares offered by this prospectus.

(2)	Controlled by William B. McGuire, Jr.

(3)
Pursuant to a Pledge Agreement and other documentation between such holder and Bank of America, N.A. (collectively, the “BoA Agreements”), all of the common shares that may be sold by such holder under this prospectus have been pledged by such holder to Bank of America, N.A. as security for a loan or other extension of credit to such holder. Upon a default under any of the BoA Agreements, Bank of America, N.A., and/or one or more of its affiliates, may be a selling shareholder hereunder and may sell the applicable common shares offered by this prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus dated April 8, 2005, and we have not authorized anyone to deliver or use this prospectus supplement without the prospectus.

The date of this prospectus supplement is August 5, 2016

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